EXHIBIT (C)(9)
Central Park Confidential Discussion Materials Regarding: October 3, 2006 CONFIDENTIAL

1 Summary Conclusions ____________________ (1) Based on Wall Street Research estimates. (2) Based on total shares outstanding of 283.8 million, excluding restricted stock of 8.2 million. Assumes Family shares of 66.5 million roll in the transaction, which includes shares underlying the STAMPS of 8.0 million, and excludes foundation shares of 2.9 million. Also assumes Family equity awards (i.e., Restricted Stock, Options and SARs) are treated similarly to public shareholders.

2 Sources and Uses @ $27.00 Per Share (Dollars in Millions, Except Per Share Amounts) ____________________ (1) Assumes Q2'06 cash balance pro forma for RNS bank paydown of $88 million and cash designated for future special dividend payment of $127 million. (2) Based on total shares outstanding of 283.8 million, excluding restricted stock of 8.2 million. Assumes Family shares of 66.5 million roll in the transaction, which includes shares underlying the STAMPS of 8.0 million, and excludes foundation shares of 2.9 million. Also assumes Family equity awards (i.e., Restricted Stock, Options and SARs) are treated similarly to public shareholders. (2) (2) (2) (1) $10.8 billion in new financing $6.0 billion in net, new financing

3 Status Quo and Pro Forma Capitalization @ $27.00 Per Share (Dollars in Millions)

4 Organizational Structure and Related Financing Sources RPP CSC Holdings, Inc. Rainbow Media Holdings News 12 fuse RASCO RNS Restricted Group Cable Lightpath CSC Holdings Restricted Group Theaters $4.2bn Notes and Capital Leases $10mm Existing Leases $1.025bn New Super HoldCo Notes Rainbow Media Enterprises $812mm Existing Notes and Capital Leases $1.5bn Existing Notes MSG $0.9bn New Senior Notes $7.79bn New Credit Facility ($2.5bn incremental) (1) $700mm New Credit Facility (1) $1.1bn New Credit Facility ($300 Incremental) (1) $750mm New HoldCo Notes Rainbow Programming Holdings CVC Super Holdco Cablevision Systems Corp. Rainbow National Services: AMC IFC WE VOOM21 HD ____________________ (1) Includes unfunded revolver of $1 billion at CSC Holdings, $300 million at RNS, and $200 million at MSG (delayed draw / revolver).

5 How to Increase Offer Above $27.00 Per Share Alternatives to Fund Additional Capital (Dollars in Millions, Except Per Share Amounts) (1) (2) ____________________ (1) Would require $217 million of outside equity at $28.00 per share or 10% ownership, $652 million at $30 per share or 25% ownership, and $1,086 million at $32 per share or 34% ownership. (2) Excludes breakage costs.

6 Key Items Prior to Launch

7 Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.